SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                            FORM 11-K



         Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934



             For the fiscal year ended June 30, 1995


                   Commission file number 1-12


       Full title of the Plan and the address of the Plan, if different from that of the issuer named below:



                   The Quaker Investment Plan




Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                   The Quaker Oats Company
                   P.O. Box 049001
                   Chicago, Illinois 60604-9001




Item 1.   See Item 4.

Item 2.   See Item 4.

Item 3.   See Item 4.

Item 4.   Financial Statements and Exhibits

     (a)  Financial Statements

          The Quaker Investment Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and the report of Washington, Pittman & McKeever, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

     (b)  Exhibit

          Consent of Independent Public Accountants - Washington,
          Pittman & McKeever.


                           SIGNATURES


The  Plan.   Pursuant  to  the  requirements  of  the  Securities
Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                       The Quaker Investment Plan
                                       (Name of Plan)




                                       ROBERT C. PENZKOVER
                                       (Robert C. Penzkover)
                                       Director - Employee Benefits


                                       DENNIS M. CORRY
                                       (Dennis M. Corry)
                                       Manager - Benefit Plans


                                       MELANIE PHEATT
                                       (Melanie Pheatt)
Date:  December 8, 1995                Manager - Employee Benefits

                                2







                            Exhibit Index


            Exhibit                                    Paper (P) or
            Number          Description                Electronic (E)

             (a)            The Quaker Investment          E
                            Plan Financial Statements
                            as of June 30, 1995 and 1994

             (b)            Consent of Independent         E
                            Public Accountants









                                3




Exhibit (a)




                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                      FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1995 AND 1994

           TOGETHER WITH INDEPENDENT AUDITOR'S REPORT











                                4



                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  AS OF JUNE 30, 1995 AND 1994



                        TABLE OF CONTENTS



                                                       PAGE

INDEPENDENT AUDITOR'S REPORT                             6

STATEMENTS OF NET ASSETS AVAILABLE FOR
   BENEFITS                                            7-8

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
   FOR BENEFITS                                       9-10

NOTES TO FINANCIAL STATEMENTS                        11-17

SCHEDULE OF ASSETS HELD FOR
   INVESTMENT PURPOSES                               18-19

SCHEDULE OF REPORTABLE TRANSACTIONS                     20

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS               21






                                5








                  INDEPENDENT AUDITOR'S REPORT


To the Plan Committee of
THE QUAKER INVESTMENT PLAN
of The Quaker Oats Company


We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker Investment Plan (the "Plan") as of June 30, 1995 and 1994, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                   WASHINGTON, PITTMAN & MCKEEVER

Chicago, Illinois
December 8, 1995

                                6





                             THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               AS OF JUNE 30, 1995

                             (dollars in thousands)


                                                           Quaker                   Money
                                                            Stock   Diversified     Market       Bond       Loan
                                                 Total      Fund       Fund          Fund        Fund       Fund
   ASSETS
   Investments, at market -
     The Quaker Oats Company common stock
       (2,786,859 shares, cost - $58,737)     $  90,918  $ 90,918    $      --    $     --     $     --    $    --
     Marketable Securities (cost - $84,482)     103,293        --       88,695          --       14,598         --
     Short-Term Investments (cost - $3,170)       3,189        --        3,189          --           --         --
     Collective Trust Short-Term
        Investment Fund                          64,609       453        9,239      54,494          423         --
                                                262,009    91,371      101,123      54,494       15,021         --

   Participant loans                              7,892        --           --          --           --      7,892
         Total investments                      269,901    91,371      101,123      54,494       15,021      7,892

   Accrued dividends and interest receivable      1,319       801          248         267            3         --
   Receivable for investments sold                  521       303          218          --           --         --
   Interfund transfers (payable) receivable          --    (1,460)         937         545          (22)        --
         Total assets                           271,741    91,015      102,526      55,306       15,002      7,892

   LIABILITIES
   Loans due to participants                        293       163           41          83            6         --
   Payable for investments purchased                384        --          384          --           --         --
         Total liabilities                          677       163          425          83            6         --

   NET ASSETS AVAILABLE FOR BENEFITS          $ 271,064  $ 90,852    $ 102,101    $ 55,223     $ 14,996    $ 7,892

                 See accompanying notes to financial statements.

                                7


                             THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                         AS OF JUNE 30, 1994 (Restated)

                             (dollars in thousands)


                                                            Quaker                      Money                        Fisher-
                                                            Stock        Diversified   Market     Bond      Loan     Price
                                                Total       Fund            Fund        Fund      Fund      Fund     Fund

 ASSETS
 Investments, at market -
    The Quaker Oats Company common stock
      (2,950,350 shares, cost - $55,961)      $ 102,890   $ 102,890      $     --   $     --   $     --  $     --   $    --
    Marketable Securities (cost - $72,924)       78,356          --        63,833         --     14,523        --        --
    Short-Term Investments (cost - $9,935)        9,961          --         9,961         --         --        --        --
    Collective Trust Short-Term
      Investment Fund                            53,897         507         8,041     45,005        344        --        --
                                                245,104     103,397        81,835     45,005     14,867        --        --

 Participant loans                               10,579          --            --         --         --    10,579        --
           Total investments                    255,683     103,397        81,835     45,005     14,867    10,579        --

  Employee contributions receivable                  71          23            46         --          2        --        --
  Accrued dividends and interest receivable       1,109         783           176        149          1        --        --
  Receivable for investments sold                   962          --           962         --         --        --        --
  Interfund transfers (payable) receivable           --      (2,264)        1,224      2,068     (1,028)       --        --
           Total assets                         257,825     101,939        84,243     47,222     13,842    10,579        --


  LIABILITIES
  Payable for investments purchased               1,848          99         1,749         --         --        --        --

  NET ASSETS AVAILABLE FOR BENEFITS           $ 255,977   $ 101,840      $ 82,494   $ 47,222   $ 13,842  $ 10,579   $    --

                 See accompanying notes to financial statements.

                                8




                             THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 1995

                             (dollars in thousands)


                                                          Quaker                     Money
                                                           Stock    Diversified     Market      Bond       Loan
                                              Total        Fund        Funds         Fund       Fund       Fund
 ADDITIONS
 Investment income:
   Dividends                                $   4,981    $   3,252   $   1,729     $     --    $     --   $    --
   Interest                                     3,993          275         812        2,840          66        --
 Total investment income                        8,974        3,527       2,541        2,840          66        --

 Realized gain on investments - (Note 5)       19,281       10,324       8,193           --         764        --

 Unrealized (loss) gain on investments -
   (Note 6)                                    (1,376)     (14,748)     11,847           --       1,525        --

 Employee contributions                        10,947        4,619       4,054        1,559         715        --

 Contributions from other plans                 1,504          451         506          348         199        --
        Total additions                        39,330        4,173      27,141        4,747       3,269        --

 DEDUCTIONS

 Distributions to participants                 24,243        8,529       6,840        8,072         802        --

 Increase (decrease) in net assets             15,087       (4,356)     20,301       (3,325)      2,467        --

 Net assets available for benefits,
   beginning of period                        255,977      101,840      82,494       47,222      13,842    10,579

 Interfund transfers, net                          --       (6,632)       (694)      11,326      (1,313)   (2,687)

 NET ASSETS AVAILABLE FOR
   BENEFITS, END OF PERIOD                  $ 271,064    $  90,852   $ 102,101     $ 55,223    $ 14,996   $ 7,892

                 See accompanying notes to financial statements.

                                9



                             THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   FOR THE YEAR ENDED JUNE 30, 1994 (Restated)

                             (dollars in thousands)


                                                        Quaker                    Money                             Fisher-
                                                        Stock      Diversified    Market       Bond       Loan       Price
                                             Total       Fund         Fund         Fund        Fund       Fund       Fund
 ADDITIONS
 Investment income:
   Dividends                              $   4,301   $   2,949    $  1,300     $     --    $     --   $     --    $      52
   Interest                                   2,584         337         721        1,461          46         --           19
 Total investment income                      6,885       3,286       2,021        1,461          46         --           71

 Realized gain on investments - (Note 5)     19,028       3,939       6,762           --         992         --        7,335


 Unrealized (loss) on investments -         (16,532)    (10,543)     (4,315)          --      (1,674)        --           --
   (Note 6)

 Employee contributions                      11,790       5,209       4,054        1,621         906         --           --

 Contributions from other plans                 726         307         239           81          99         --           --
         Total additions                     21,897       2,198       8,761        3,163         369         --        7,406

 DEDUCTIONS

 Distributions to participants               12,127       3,864       2,811        3,832       1,327         --          293

 Increase (decrease) in net assets            9,770      (1,666)      5,950         (669)       (958)        --        7,113

 Net assets available for benefits,
   beginning of period                      246,207      98,596      72,856       37,860      17,748      9,166        9,981

 Interfund transfers, net                        --       4,910       3,688       10,031      (2,948)     1,413      (17,094)

 NET ASSETS AVAILABLE FOR
   BENEFITS, END OF PERIOD                $ 255,977   $ 101,840    $ 82,494     $ 47,222    $ 13,842   $ 10,579    $      --


                 See accompanying notes to financial statements.

                                10





                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1995 AND 1994




NOTE 1 - THE QUAKER INVESTMENT PLAN

The Quaker Investment Plan (the "Plan") covers salaried domestic employees of The Quaker Oats Company (the "Company") and certain domestic subsidiaries. The Plan is solely funded by employee contributions. Under the Plan, eligible salaried employees may accumulate funds on a pretax basis for long-term retirement savings. Participants should refer to the Plan agreement for more complete information. Salaried employees were eligible to participate in the Plan after six months of employment and acceptance as an approved employee, or after a twelve-month period during which the employee had at least 998 hours of employment and was still employed by the Company. Effective July 1, 1994, the Plan was amended to allow salaried employees
participation   in  the   Plan   on   the   date   of   employment    or,   if
employed   less   than  six  months,  effective  July   1,   1994.   The  Plan
is  intended   to   qualify   as   a  cash  and  deferred   arrangement  under
Section  401(k)  of   the  Internal  Revenue  Code   (the   "Code")   and   is
subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective November 30, 1993, Fisher-Price shareholders approved the proposed merger with Mattel whereby each shareholder of Fisher-Price received 1.275 shares of Mattel stock for each share of Fisher-Price stock held. The Plan sponsor terminated the Fisher-Price Fund and liquidated the Mattel stock following the tender and exchange offer and allowed participants to transfer the proceeds into the remaining funds. If no election was made by the participant by the proposed deadline, the proceeds from the Fisher-Price/Mattel merger were transferred to the Money Market Fund on behalf of the participant.

The Plan allows members to transfer the sum of their interest, in multiples of 25%, among funds once a month. Members may also change the percent of their earnings contributed to the Plan once a month. Additionally, members with an outstanding loan (for at least a year) may request an additional loan. The additional loan will have a separate payment schedule from the existing loan and members cannot exceed two outstanding loans. The Plan allows employees the option to deposit excess funds from The Quaker Flex Plan to other funds within the Plan.

Participants  in  the   Plan   are  allowed   to   defer   receipt   of,   and
have placed in the Plan, up to seven percent of their earnings. Contributions are not subject to Federal income tax until distributed to the participant or his beneficiary. A participant may receive a portion of his account in the event of a hardship.
"Hardship"  means  when   funds  are  required  for   purchasing   or   making
capital expenditures for a primary residence, financing the post-secondary education of the participant or his family or alleviating existing financial hardship. Plan participants may obtain loans from their account balances subject to the following terms and restrictions which are effective for loan applications received after September 15, 1989:

          (a) A participant may borrow up to 50% of his account balance including the highest loan balance in the
          previous  one-year   period,  but   not   more   than   $50,000   or
          less than $1,000.

                                11





                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1995 AND 1994




NOTE 1 - THE QUAKER INVESTMENT PLAN (CONTINUED)

          (b)    The  terms   of   such   loans   shall   not   exceed    five
          years   and  the  rate   of  interest  to   be   applied   will   be
          the Northern Trust prime rate plus one percent.

          (c)    Repayments   on   the    loan   are  to  be   made   directly
          through payroll deductions for active employees.

          (d) Loans made to participants shall be secured by the participants' non-forfeitable interests from one or more of the funds in which a member's account is invested prior to the making of such loans.

If   a   participant's   employment  with  the  Company   is  terminated,  the
Plan will distribute his account balance to him or his beneficiary. A participant under age 55 at the time of termination of employment may elect to defer the lump-sum distribution or the start of installment payments until age 65. A participant age 55 or older may elect to defer the lump-sum distribution or the start of installment payments until age 70 1/2. If a participant terminates employment, attains age 65 in a Plan year, and no distribution or deferral election is received by the 15th day after the end of the Plan year, an automatic lump-sum distribution will be made. A participant may elect in writing to receive the distribution in one of the following ways: (a) in a lump sum; (b) in a partial distribution; or (c) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than his life expectancy when distributions begin as determined by the Internal Revenue Service ("IRS") regulations. If the distribution is made through installment payments, the participant's remaining account balance will continue to be adjusted for investment gains or losses. If a participant's account value is $3,500 or less, an automatic lump-sum distribution will be made as soon as practical after the end of the Plan year in which termination occurs.

A   participant  may  elect  in   writing   to   receive  all   or  a  portion
of   his  account  if   he  is  at  least   age  59  1/2  years  or  if he  is
totally and permanently disabled as determined by the Company with the advice of a medical doctor. His account will then be valued as of the latest available valuation date before distribution. If only a portion of the account is distributed, the remaining balance will continue to be adjusted for investment gains and losses and other items.

The   Plan   also   allows  a  participant  to  contribute   to  the  Plan   a
lump-sum    distribution   received   from   other    qualified   plans   when
the contribution qualifies as a tax-free roll-over.

                                12





                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1995 AND 1994




NOTE 1 - THE QUAKER INVESTMENT PLAN (CONTINUED)

The   Plan  may  be  terminated  at  any  time  by  the  action  of the  Board of Directors or Executive Committee of the Board. In the event of termination of the Plan, the value of the accounts determined as of the effective date of such termination shall be paid to the participants, former participants or their beneficiaries.

The    Northern    Trust   Company   is   the   Plan   Trustee,   and   Hewitt
Associates    is    the   Plan   administrator.    The    Company   pays   all
expenses incurred by the Plan.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The   accompanying   financial   statements  are   prepared   on  the  accrual
basis   of   accounting.    Interest  income   is   recorded  as  earned   and
dividend income is recorded as of the record date.

Valuation of Investments

Investments   are   included   in   the   accompanying   Statements   of   Net
Assets   Available   for   Benefits  at  fair   market   value.   Fair  market
value is based on published market prices.

Purchases and sales of securities, including related gains and losses, are recognized on the transaction trade date. The change from the preceding year between current value and the cost of
investments    is   reflected   in   the   Statement   of  Changes   in    Net
Assets   Available  for   Benefits  as  an   unrealized   gain   or  loss   on
investments. The realized gain or loss is the difference between the proceeds received and the average cost of investments.

Brokerage   commissions  increase   the   cost   or    decrease    the    sale
proceeds on the security transactions.

                                13






                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1995 AND 1994




NOTE 3 - TRUST INVESTMENTS

Participants in the Plan may invest in the Quaker Stock Fund (common stock of the Company), the Diversified Fund (primarily common and preferred stock of corporations other than the Company and/or interest-bearing securities), the Bond Fund (primarily corporate bonds with an average credit rating of "A" and with maturities of up to 30 years), or the Money Market Fund (primarily short-term fixed income securities). The Trustee is authorized to keep such portion of any of the Investment Funds as may seem advisable, from time to time, in cash or cash equivalents and/or in short-term fixed income investments.

The   value   of   each  unit  in  an  employee's  account  as of   June   30,
1995 and 1994 for each of the four funds was as follows:

                                              Unit Value
                                            1995      1994
          Quaker Stock Fund               $ 22.97   $ 23.82
          Diversified Fund                $ 16.86   $ 13.12
          Money Market Fund               $  6.65   $  6.31
          Bond Fund                       $  2.20   $  1.88


NOTE 4 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on June 2, 1987, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and tax-exempt as of June 30, 1995. To comply with the Tax Reform Act of 1986, the Plan administrator applied for a new tax determination letter on June 30, 1995.




                                14






                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1995 AND 1994

                     (dollars in thousands)


NOTE 5 - REALIZED GAIN ON INVESTMENTS IN SECURITIES

The realized gain on investments in securities for the years ended June 30, 1995 and 1994, was as follows:

                                       1995                                 1994
                            Aggregate                          Aggregate
                             Cost of                            Cost of
                           Securities        Realized         Securities         Realized
                        Sold/Distributed       Gain          Sold/Distributed      Gain
 Quaker Stock Fund          $  12,539         $ 10,324          $   3,862         $  3,939
 Diversified Fund             150,954            8,193            141,329            6,762
 Bond Fund                      1,897              764              2,039              992
 Fisher-Price Fund                 --               --              2,683            7,335
                            $ 165,390         $ 19,281          $ 149,913         $ 19,028

NOTE 6 - UNREALIZED GAIN (LOSS) ON INVESTMENTS IN SECURITIES

The unrealized gain (loss) on investments in securities for the years ended June 30, 1995 and 1994, was as follows:

                                                  1995            1994

        Unrealized gain, beginning of year      $ 52,387       $  68,919
        Unrealized (loss) during the year         (1,376)        (16,532)

        UNREALIZED GAIN, END OF YEAR            $ 51,011       $  52,387


NOTE 7 - FISHER-PRICE FUND TERMINATION

The  transferred proceeds from the Fisher-Price  Fund  have  been
recognized  in  the  accounts  of  the  Plan.   The  proceeds  as
reflected in the Statement of Changes in Net Assets Available for Benefits, when transferred, were $17,094.


NOTE 8 - QUAKER COMMON STOCK SPLIT-UP

In fiscal 1995, Quaker shareholders of record received an additional share of common stock for each share held, pursuant to a two-for-one stock split-up approved by the Board of Directors. The number of Quaker common stock shares have been retroactively restated.

                                15






                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1995 AND 1994

                     (dollars in thousands)


NOTE 9 - CURRENT VALUE GAIN (LOSS)

Based on the "Current Value" reporting requirements of the Department of Labor and the IRS instructions for Form 5500, the net realized gain is calculated as the difference between proceeds received and the fair market value of investments on the first day of the Plan year or the acquisition date if purchased during the Plan year. The net unrealized gain or loss, is calculated as the difference between the fair market value of investments at the end of the Plan year and the fair market value at the beginning of the Plan year. For the years ended June 30, 1995 and 1994, net realized gain and net unrealized gain (loss) were as follows:

                                                1995     1994

Net realized gain on investments               8,536    9,801
Net unrealized gain (loss) on investments      9,369   (7,305)
Net gain on investments                       17,905    2,496



NOTE 10 - RECONCILIATION OF THE FORM 5500 TO THE FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements as of June 30:


                                                       1995        1994

   Net assets available for benefits per
     the Form 5500                                  $ 263,355   $ 253,575
   Add: Distributions payable to participants           7,709       2,402

   NET ASSETS AVAILABLE FOR BENEFITS PER
     THE FINANCIAL STATEMENTS                       $ 271,064   $ 255,977

The   following   is  a  reconciliation  of  benefits   paid   to
participants per the Form 5500 to the financial statements:

                                                         1995        1994

   Distributions to participants per the Form 5500    $ 29,550    $ 12,666
   Add:  Distributions payable, beginning of year        2,402       1,863
   Less: Distributions payable, end of year              7,709       2,402

   DISTRIBUTIONS TO PARTICIPANTS PER THE
     FINANCIAL STATEMENTS                             $ 24,243    $ 12,127

                                16





                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1995 AND 1994

                     (dollars in thousands)


NOTE 11 - RESTATEMENT OF PRIOR FINANCIAL STATEMENTS

The June 30, 1994 financial statements have been restated in order to conform with the 1995 format and classifications, and are presented for comparison purposes. In the past, unpaid distributions at year end were reported as a liability on the Statements of Net Assets Available for Benefits. This amount was also reported as a component of distributions to participants on the Statements of Changes in Net Assets Available for Benefits. The liability for unpaid distributions is now disclosed in the notes to the 1995 financial statements (see Note 10).

The effect of the restatement was to increase the 1994 beginning net assets available for plan benefits by $1,863 and to decrease the distributions to participants by $539 in 1994. Net assets available for plan benefits at June 30, 1994 increased by $2,402 after adjustment of the 1994 beginning net assets available for benefits for the effects of restatement on prior years.

                                17






                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

     FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              AS OF JUNE 30, 1995

                            (dollars in thousands)


                                                                   Schedule I
                                                                  Page 1 of 2

                                            Number of                  Market
   Description                               Shares          Cost       Value


Company Stock

  The Quaker Oats Company Common Stock     2,786,859       $ 58,737  $ 90,918

Marketable Securities

Common Stocks -

Automotive (Transportation) -
  Ford Motor Company                          84,200          2,246     2,505
  General Motors Corp.                        51,600          1,716     2,038
  Mobil Corp.                                 23,950          2,216     2,299

Chemical -
  Dow Chemical Company                        35,100          2,295     2,523
  DuPont, E.I. DeNemours & Company            37,250          2,097     2,561

Communications -
  AT&T (American Telephone and Telegraph
    Corp.)                                    52,600          2,621     2,788

Conglomerate -
  ITT Corp.                                   23,800          2,140     2,797
  Philip Morris Company Inc.                  37,800          2,431     2,811

Drugs -
  Lilly, Eli & Company                        24,950          1,805     1,959

Electronics (Instrumentation) -
  Compaq Computer Corp.                       40,100          1,394     1,815
  International Business Machines Corp.       31,100          2,933     2,986

Financial Institutions -
  Bank America Corp.                          56,800          2,716     2,989
  Citicorp                                    50,700          1,601     2,934

General Merchandising -
  Federated Department Stores Inc.            88,400          1,831     2,276
  Sears, Roebuck & Company                    55,250          2,689     3,287

Leisure -
  Mattel Inc.                                 32,237            554       846
  Motorola Inc.                               40,450          2,384     2,715
  RJR Nabisco Holdings Corp.                  93,620          2,962     2,598

                                18





                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

     FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              AS OF JUNE 30, 1995

                            (dollars in thousands)
                                                                   Schedule I
                                                                  Page 2 of 2

                                             Number of                 Market
    Description                               Shares          Cost      Value


Common Stocks (continued)

Miscellaneous -
  American Home Products Corp.                30,800          2,077     2,383
  ADR Astra AB Sponsored                      59,000          1,551     1,819
  ADR News Corp. LTD                           2,900             58        58
  ADR Nokia Corp. Sponsored                   29,400            885     1,760
  ADR Philips Electronics N.V.                88,400          2,374     3,779
  Burlington Northern Inc.                    47,900          2,745     3,036
  Canadian Pacific LTD                       151,700          2,409     2,636
  Deere and Company                           23,150          1,728     1,982
  Mallinckrodt Group Inc.                     33,700          1,070     1,196
  McDermott International Inc.                46,400          1,177     1,119
  McDonnell Douglas Corp.                     25,650            880     1,969
  Pepsico Inc.                                52,400          2,012     2,384
  Tenet Healthcare Corp.                      69,100          1,134       993
  Time Warner Inc.                            44,000          1,461     1,815
  Travelers Group Inc.                        53,500          2,147     2,341
  Unocal Corp.                                60,000          1,631     1,658
  Viacom Inc.                                 14,800            644       687
  WMX Tech. Inc.                             100,800          2,724     2,860
  Wal-Mart Stores Inc.                        79,100          1,732     2,116
  Weyerhaeuser Company                        50,100          1,995     2,361


Preferred Stocks -

  ADR News Corp. LTD                         142,100          2,488     2,842
  Times Mirror Company New Series B           91,058          1,943     2,174

Corporate Bonds -

  Quaker Master Trust - Wells Fargo Bonds    659,889          8,986    14,598

Total Marketable Securities                                  84,482   103,293



Short-Term Investments

  DuPont E.I. DeNemours & Company Commercial
    Paper Note, $3,200 due 07-21-1995          3,200          3,170     3,189


  Collective Trust Short-Term Investments                    64,609    64,609

TOTAL INVESTMENTS                                          $210,998  $262,009

                                19




                             THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

            FORM 5500 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JUNE 30, 1995

                             (dollars in thousands)


                                                                  Schedule II


                               Purchase                         Value
                                  and    Transaction  Cost of    of       Net
                              Sale Price     Fees      Asset    Asset    Gain

Description

Quaker Stock Fund -
  The Quaker Oats Company
   common stock
    468,908 shares purchased
      in 24 transactions      $33.049        $13     $15,510  $15,510      --

    527,790 shares sold
      in 19 transactions      $36.660        $20     $10,563  $19,369  $8,786








                                20